SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1. Press release related to Telefónica Chile's announcement of payment date for capital distribution.

News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES PAYMENT DATE FOR CAPITAL DISTRIBUTION TO ITS
SHAREHOLDERS

Santiago, Chile - May 22, 2008 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) announces that, in compliance with what was agreed at the Extraordinary Shareholders' Meeting of April 14, 2008, the Board has defined the following date of payment for the capital distribution to its shareholders:

	Payment date	Record date in Chile	Gross amount per share (Ch$)

Capital Distribution	June 13, 2008	June 7, 2008	$41.00 (*)

(*) Corresponds to a capital reduction amounting to Ch$39,243,440,485.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez – Diego Saenz	Lucia Domville
TELEFÓNICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9416
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the year. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.